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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the period commencing May 5, 2003 through May 12, 2003

KONINKLIJKE KPN N.V.

Maanplein 55
2516 CK The Hague
The Netherlands
(Exact name of registrant and address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

        If "Yes" is marked, indicate below the file under assigned to the registrant in connection with Rule 12g3-2(b):

        This Report on Form 6-K contains a copy of the following press releases:

•	KPN widens scope of WLAN activities, dated May 5, 2003;
•	Q1:	Strong increase EBITDA to EUR 1,208 million
Net debt further reduced to EUR 11.2 billion, dated May 12, 2003.

Press release

Date May 5, 2003
KPN widens scope of WLAN activities	Number 028pe

Acquisition in the Netherlands and cooperation agreement in
Germany set to strengthen KPN's broadband connectivity portfolio

        KPN N.V. today acquired a controlling interest in wireless local area network "hotspot" provider HubHop B.V. in the Netherlands. KPN's German subsidiary E-Plus also announced a far-reaching wireless LAN (WLAN) cooperation agreement with NetCheckIn GmbH in Germany. These initiatives will help KPN strengthen its position in the emerging WLAN market, providing the basis for the further development and deployment of wireless broadband access services.

        KPN has invested 1.5 million euro in acquiring the controlling shareholding in HubHop B.V. HubHop B.V is the largest provider of public WLAN hotspots in the Netherlands. The company currently owns and operates 35 hotspots throughout the country (a.o. Nederlands Congres Centrum in the Hague and Beurs van Berlage in Amsterdam). As one of the first movers on the Dutch WLAN market, HubHop B.V. has been instrumental in promoting the benefits public WLANs potentially offer for wireless broadband connectivity next to wider GPRS and UMTS mobile networks.

        In Germany, E-Plus and NetCheckIn GmbH (NCI) have signed a letter of intent with a view to joint acquisition and exploitation of public WLAN hotspots. The agreement will allow E-Plus to provide attractive and secure wireless broadband access and billing services to customers at suitable locations around Germany. Under the agreement, NCI will build and maintain the necessary infrastructure. E-Plus will manage the customer relationship including billing.

        KPN sees WLAN as an important component of its broadband strategy next to its current DSL, GPRS and future UMTS networks. Through WLAN, customers will be able to enjoy easy access to broadband services at home, at the office as well as in public locations such as airport departure lounges and cafés without the inconvenience of wires or cables. With these initiatives, KPN continues to ensure that its customers can benefit from broadband data communication, wherever they are and whenever they want to.

Press release

Date May 12, 2003
Q1: Strong increase EBITDA to EUR 1,208 million Net debt further reduced to EUR 11.2 billion	Number 030pe

Net result including exceptional items

        KPN reported a net profit after taxes of EUR 770 million compared with a net loss after taxes of EUR 348 million in the corresponding period of 2002.

Exceptional items

        The exceptional items amounted to a net gain of EUR 657 million (Q1-2002 a net charge of EUR 123 million). The main items in the first quarter 2003 were the gain resulting from the termination agreement MobilCom and the book profit on the sale of Directory Services.

Profit before taxes excluding exceptional items

        Profit before taxes increased from a profit of EUR 5 million to a profit of EUR 346 million. The main reason for this improvement was a higher EBITDA caused by growth in the Mobile division and successful cost saving programs in the Fixed division and Other activities. Furthermore lower amortization, depreciation and interest charges contributed to a higher profit before taxes.

Key developments

  •
  EBITDA* growth to EUR 1,208 million (Q1 2002: EUR 940 million)

  •
  Net debt reduced to EUR 11.2 billion (Q1 2002: EUR 15.4 billion)

  •
  Revenues* in core divisions increased by 5.6%

  •
  Free Cash Flow of EUR 582 million and cash inflow from sale of non-core assets of approx. EUR 600 million

  •
  Rating improvements to BBB positive and to Baa2 with review for further upgrade

  •
  Early redemption and cancellation BellSouth loan facility of EUR 1.6 billion

        * excluding exceptional items

CEO Ad Scheepbouwer

        "KPN's efforts to drive down costs, improve efficiencies and simplify the business are now clearly visible in bottom-line profits. Whilst we have been able to raise the challenging financial targets we set ourselves, the most rewarding aspects of these results are the stable fixed revenues and the growth in Mobile. Restoring real growth at KPN is a key objective of the management."

Outlook 2003

        (Excluding possible impact Mobile termination reduction)

Outlook full year 2003	March 3, 2003	May 12, 2003
Core revenues growth(1)
Mobile	5-10%	approx. 10%
Fixed	0-2%(2)	0-2%
EBITDA growth(1)	minimum 5%	minimum 5%(3)
Profit before taxes(1)	more than EUR 1 billion	more than EUR 1 billion(3)
CAPEX	EUR 1.6—1.8 billion	approx. EUR 1.5 billion
Free Cash Flow(4)	approx. EUR 1.5 billion	approx. EUR 1.8 billion
Net debt YE	less than EUR 10.5 billion	approx. EUR 10 billion

(1)
Based on reported figures, excluding exceptional items

(2)
Outlook March: Fixed Networks 0-2%; Business Solutions: stable

(3)
Taking into account a possible pension shortfall of EUR 111 million as at April 30, 2003

(4)
Net cash flow from operating activities after capex, interest, tax and restructuring expenses

Consolidated statement of income

	Excluding exceptional items			Including exceptional items
(Amounts in millions of euro, figures not audited)
	Q1 2003	Q1 2002%		Q1 2003	Q1 2002
Operating revenues	2,996	2,924	2.5	3,668	3,259
Operating expenses	-1,788	-1,984	-9.9	-1,788	-2,200

EBITDA (1)	1,208	940	28.5	1,880	1,059

Depreciation & impairments	-548	-559	-2.0	-548	-582
Amortization & impairments	-82	-109	-24.8	-97	-140

Operating profit/(loss) (EBIT)	578	272	112.5	1,235	337

Financial income/(expenses)	-232	-267	-13.1	-232	-267

Profit/(loss) before taxes (1)	346	5	—	1,003	70

Taxes	-238	-109	—	-238	-27
Income from participating interests	-1	-122	—	-1	-392

Group profit/(loss) after taxes	107	-226	—	764	-349

Minority interests	6	1	—	6	1

Profit/(loss) after taxes	113	-225	—	770	-348

(1)
KPN defines EBITDA as operating profit or loss before depreciation, amortization and impairments. EBITDA is a non-GAAP financial measure that is regarded internally—together with other financial and operational measures—as a key performance indicator. EBITDA should however not be regarded as an alternative to operating profit, profit or loss after taxes, cash flows or other statements of operations or cash flows calculated in accordance with Dutch or US GAAP, nor can EBITDA be regarded as an indicator of our operating results or cash flows.

Revenues excluding exceptional items

        The operating revenues in the core divisions Mobile and Fixed increased in total by 5.6% or EUR 162 million. The operating revenues of Mobile increased by 15% or EUR 159 million, reflecting the combined effect of increased traffic revenues and consolidation effects.

        Operating revenues of Fixed showed a 0.2% growth of EUR 3 million. Fixed Networks still realized modest growth while Business Solutions' revenues decreased (mainly resulting from a decrease in internal revenues and the sale of the activities of KPN Belgium).

        Total operating revenues increased by EUR 72 million (2.5%). The growth of EUR 162 million in the core divisions was partially offset by lower revenues of EUR 66 million in Other activities. This is primarily a result of the partial sale of our unit Network Construction and lower revenues from our retail activities.

EBITDA excluding exceptional items

        EBITDA of the core divisions increased by 22% or EUR 215 million, to EUR 1,198 million.

        EBITDA of Fixed improved significantly by EUR 153 million due to cost saving programs, including the savings caused by workforce reduction of both Fixed Networks and Business Solutions. Furthermore, EBITDA increased due to lower purchasing costs of traffic and network operations in Fixed Networks.

        EBITDA of Mobile increased by EUR 62 million, where consolidation effects and increased traffic volumes more than offset higher acquisition- and marketing costs.

        Total EBITDA increased by 28.5% or EUR 268 million to EUR 1,208 million. Besides the growth in EBITDA of the core divisions, EBITDA of Other activities increased by EUR 53 million, mainly due to the partial sale of Network Construction and cost saving programs, including the savings caused by workforce reduction.

Cash flow

        Cash flow from operating activities in the first quarter of 2003 amounted to EUR 780 million (2002: EUR 805 million). Free cash flow amounted to EUR 582 million compared to EUR 550 million in the first quarter of 2002.

Net debt

        Net debt (interest bearing debt less cash and cash equivalents) at the end of the first quarter of 2003 decreased to EUR 11.17 billion from EUR 12.35 billion at the end of 2002. Net debt in the first quarter of 2003 benefited from the proceeds from the sale of Directory Services (Telefoongids Media B.V.) of approximately EUR 500 million, the receipt of EUR 110 million by E-Plus from MobilCom as part of the termination agreement of the roaming agreement between the two parties and cash flow from operating activities.

Workforce and restructuring

        At the end of the quarter, KPN employed a total of 33,060 FTEs (full time equivalents), of which 19,484 FTEs were subject to the KPN collective labor agreement in The Netherlands. At the end of 2002, this number was 20,533 FTEs. Of the 1,049 FTEs reduction in Q1 2003, 512 FTEs were due to the outsourcing of non-core activities (e.g. KPN Valley R&D activities and Logistics) and the remainder was reduction via social plan and natural attrition.

Pensions

        In the fourth quarter of 2002, KPN recognized an additional pension charge of EUR 52 million due to the fact that the coverage ratios at the end of 2002 of its main pension funds fell below certain thresholds. During the first quarter of 2003, financial markets further deteriorated. If circumstances do not change before the end of the year, this will lead to the recognition of an additional pension charge of approximately EUR 111 million in the fourth quarter of 2003, which will have to be paid in the second quarter of 2004. Total shortfall is EUR 397 million. Figures mentioned above are based on the situation as per April 30, 2003.

Financing

        On March 12, 2003, Standard & Poors changed its outlook on our senior unsecured long term debt rating of BBB from stable to positive, after having raised our rating to BBB from BBB- on December 5, 2002.

        On April 10, 2003, Moody's raised our senior unsecured long term debt rating to Baa2 from Baa3, with this rating being placed on review for further upgrade, after having changed our outlook based on Baa3 from stable to positive on January 22, 2003. According to Moody's, the upgrade reflects the progress that we have made in deleveraging in 2002, and an expectation that our free cash flow generation may enable us to continue to reduce debt in the future.

        On April 14, 2003, KPN signed a renegotiated credit facility of EUR 1.5 billion with a term of three years and an extension option of one year. KPN also executed the early redemption of EUR 1,638 million it had borrowed under a subordinated loan facility from BellSouth on April 22, 2003. The entire loan facility with BellSouth has been cancelled.

Tax consequences of the financial restructuring

        At the end of 2002, KPN reported the uncertainties with regard to the tax consequences of the financial restructuring of KPN Mobile. As a result of these uncertainties, KPN did not recognize any (deferred) tax liability or (deferred) tax asset in the year ended December 31, 2002.

        As of the date of this press release, the discussions with the tax authorities are ongoing. As a result, the uncertainties with regard to the tax consequences of the financial restructuring remain and, as a result, no (deferred) tax liability or (deferred) tax asset has been recognized in the first quarter of 2003.

        KPN reiterates its earlier given expectation that Royal KPN, KPN Mobile and E-Plus will not pay corporate tax during 2003 and 2004.

Sale of Planet Internet Belgium

        On April 25, 2003, KPN and Scarlet Telecom completed the sale of KPN's Belgian Internet provider "Planet Internet Belgium" to Scarlet. As of that date all 135 employees are employed by Scarlet.

Hutchison 3G UK

        Our subsidiary KPN Mobile received a request for GBP 150 million of shareholder funding from Hutchison 3G UK. On April 25, 2003, KPN Mobile announced, that after careful consideration, it has informed Hutchison 3G that it will not grant this shareholder loan.

Fixed

(Amounts in millions of euro or %, figures not audited)	Q1 2003	Q1 2002%
Excluding exceptional items
Operating revenues	1,842	1,839	0.2
EBITDA	782	629	24.3
EBIT	457	282	62.1
EBITDA margin	42.5%	34.2%

        In the first quarter of 2003, KPN continued to experience the shift that started in 2001 from retail volumes to wholesale volumes, as a result of services such as (local) Carrier (Pre) Select and Internet Originating Services (or '0676- Internet services' under which ISPs can bill their own customers for their internet usage).

Total number of connections in thousands	Q1 2003	Q1 2002%
PSTN	6,257	6,498	-3.7
ISDN	1,549	1,462	6.0
Total	7,806	7,960	-1.9

        Due to the increased demand of broadband Internet, the number of ADSL connections increased significantly to 418,000 connections (2002: 175,000).

Total number of connections in thousands	Q1 2003	Q1 2002%
ADSL	418	175	138.9

        EBITDA increased due to lower payments to other operators for the use of their network (despite stabilized revenues) and cost savings also from the reduction in workforce.

        EBIT improved due to a combination of improved operational results (EBITDA) and lower depreciation charges stemming from the investment optimization programs in 2001 and 2002.

Mobile

        (Amounts in millions of euro or %, figures not audited)

Excluding exceptional items	Q1 2003	Q1 2002%
Operating revenues	1,208	1,049	15.2
EBITDA	416	354	17.5
EBIT	151	81	86.4
EBITDA margin	34.4%	33.7%

        The 15.2% growth in operating revenues reflects higher revenues through increased traffic revenues and consolidation effects. Traffic revenues increased but were in part offset by lower equipment sales. Increased traffic revenues were mainly the result of an improved customer-mix.

        In the first quarter of 2003, the total number of customers in our markets increased from 13.4 million at December 31, 2002 to 13.5 million at March 31, 2003. (March 31, 2002 13.6 million.)

        KPN aims to strengthen E-Plus' number three position in Germany by increasing the customer base to at least 8 million by the end of 2003, with margins in the next quarters in the range of 20 to 25%.

        The growth in EBITDA was achieved through all of our operators in our markets and included consolidation effects (E-Plus) and the aforementioned growth in revenues. The increase in EBIT was mainly due to positive developments in EBITDA.

        In the first quarter of 2003, the total number of i-mode customers in The Netherlands, Germany and Belgium increased from 236,000 customers at December 31, 2002 to 285,000 customers at March 31, 2003.

Total number of subscribers in thousands as of March 31	Q1 2003	Q1 2002%
The Netherlands	4,908	5,178	-5.2
Germany	7,446	7,334	1.5
Belgium	1,131	1,058	6.9

Total	13,485	13,570	-0.6

Of which i-mode	285	8

Other activities

        (Amounts in millions of euro, figures not audited)

Excluding exceptional items	Q1 2003	Q1 2002%
Operating revenues	232	298	-22.1
EBITDA	10	-43
EBIT	-30	-91

        This segment mainly comprises other and supporting activities. Revenues decreased primarily due to the effects of the deconsolidation of non-core assets such as Network Construction and lower revenues from our retail activities. EBITDA and EBIT increased as a result of reorganizations and cost reduction programs.

Safe harbor

        Certain statements contained in this press release constitute forward-looking statements. These statements may include, without limitation, statements concerning future results of operations, the impact of regulatory initiatives on KPN's operations, KPN's and its joint ventures share of new and existing markets, general industry and macro-economic trends and KPN's performance relative thereto, and statements preceded by, followed by or including the words "believes", "expects", "anticipates" or similar expressions. These forward-looking statements rely on a number of assumptions concerning future events and are subject to uncertainties, and other factors, many of which are outside KPN's control, that could cause actual results to differ materially from such statements. A number of these factors are described (not exhaustively) in KPN's Annual Report on Form 20-F for the year ended December 31, 2002.

Appendix 1

Exceptional Items

Amounts in millions of euro	Q1 2003	Q1 2002
Mobile division
Gain resulting from the termination agreement MobilCom	222	—
Book profit on the sale of UMC	15	—
Book profit on the sale of Pannon GSM	—	335

Other activities
Bookprofit on the sale of Directory Services	435	—

Total impact on Operating revenues	672	335

Fixed division
Write-down of assets held for sale and inventories	—	-28
Provision for future losses on maintenance contracts KPNQwest	—	-125

Other activities
Estimated loss on the sale of Network Construction	—	-63

Total impact on EBITDA	672	119

Impairment charges
Intangible fixed assets	-15	—
Goodwill on KPNQwest	—	-31
Fixed assets relating to KPNQwest	—	-23

Total impact on EBIT and profit/(loss) before taxes	657	65

Impairment net asset value KPNQwest	—	-270
Tax effect on exceptional items	—	82

Total impact on Group profit/(loss) after taxes	657	-123

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KONINKLIJKE KPN N.V.
Dated: May 12, 2003	By:	/s/ MICHIEL ROOVERS Michiel Roovers Legal Counsel

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Appendix 1
SIGNATURES